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                          May 5, 2022

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       Unit 1 Camwal Court, Chapel Street
       Bristol BS2 0UW
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            CIK 0001867102
                                                            Form F-1 filed May
2, 2022
                                                            File No. 333-264601

       Dear Mr. Fitzpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing